UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
17 October 2011
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Press Release

The following press release was issued by BP p.l.c. on 17 October 2011:

“BP ANNOUNCES SETTLEMENT WITH ANADARKO PETROLEUM COMPANY OF CLAIMS RELATED TO DEEPWATER HORIZON ACCIDENT

BP today announced that it has reached agreement with Anadarko Petroleum Company (“Anadarko”) to settle all claims between the companies related to the Deepwater Horizon accident. Anadarko – which had a 25 per cent interest in the MC252 (Macondo) prospect – and BP have concluded that entering into a settlement is in the best interest of the parties to resolve pending disputes. The agreement is not an admission of liability by any party regarding the accident.

Under the settlement agreement, Anadarko will pay BP $4 billion in a single cash payment. BP will apply the payment to the $20 billion trust it established that is available to meet individual, business and government claims, as well as the cost of the natural resource damages. Anadarko will also transfer all of its 25 per cent interest in the MC252 lease to BP.

In addition, Anadarko will no longer pursue its allegations of gross negligence with respect to BP. Anadarko and BP have agreed to work cooperatively with respect to indemnified claims, and Anadarko has the opportunity for a 12.5 per cent participation in future recoveries from third parties or insurance proceeds cumulatively exceeding $1.5 billion, up to a total cap of $1 billion.

Finally, the parties have also agreed to mutual releases of claims against each other. BP has agreed to indemnify Anadarko for certain claims arising from the accident.  However, BP’s indemnity excludes civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims.

BP previously announced settlements with MOEX, which had a 10 per cent interest in the Macondo well, and Weatherford, which provided drilling equipment. Consistent with official investigations that found the accident was the result of multiple causes, involving multiple parties, BP is working to ensure that other parties, including Halliburton and Transocean, contribute appropriately. Multiple official investigations, including those conducted by the Presidential Commission and the Marine Board of Investigation, found that conduct by those parties contributed to the accident. The issuance of regulatory violations last week to BP, Transocean and Halliburton by the US Department of Interior demonstrates that the contractors responsible for well control and cementing, not just the operator, should be held accountable for their conduct.

From the outset, BP has committed to paying all legitimate claims and fulfilling its obligations to the Gulf Coast communities under the Oil Pollution Act. BP has to date paid out more than $7 billion.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 17 October 2011	/s/ D J PEARL
D J PEARL
Deputy Company Secretary